                          Exhibit C2

NEES ENERGY, INC.
Statement of Cash Flows
(Thousands of Dollars)
For the Twelve Months Ended September 30, 1999
(Unaudited, Subject to Adjustment)


Operating activities:
     Net income (loss)     $ (10,260)

     Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:

          Depreciation and amortization     6,975
          Deferred federal and state income taxes     (166)
          (Increase) decrease in accounts receivable and
            unbilled revenue     (8,974)
          (Increase) decrease in inventory     4,615
          (Increase) decrease in prepaid and other
            current assets     (2,435)
          Increase (decrease) in accounts payable     (5,089)
          Increase (decrease) in other current liabilities     10,625
          Other, net     (205)
               ---------
Net cash provided by (used in) operating activities     $  (4,914)
               ---------

Investing activities:
     Fixed asset expenditures     $  (2,077)
     Investment in Griffith Consumers     (78,605)
     Acquisition of Barclay & Fowler assets     (3,011)
     Acquisition of Hub-Langie assets     (777)
     Acquisition of Texas-Oil assets     (14,005)
     Acquisition of Ewing Oil     (6,148)
     Purchase of AllEnergy minority interest from
          NEES Global, Inc.     (456)
               ---------
Net cash used in investing activities     $(105,079)
               ---------

Financing Activities:
     Change in subordinated notes payable to parent     $ 107,130
     Increase (decrease) in long-term debt     197
                    ---------
Net cash provided by financing activities     $ 107,327
                    ---------

Net increase (decrease) in cash and cash equivalents     $  (2,666)

Cash and cash equivalents at beginning of period     6,504
                    ---------
Cash and cash equivalents at end of period     $   3,838
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